UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________

FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2014

CHINA CERAMICS CO., LTD.

(Translation of registrant's name into English)

c/o Jinjiang Hengda Ceramics Co., Ltd.

Junbing Industrial Zone

Anhai, Jinjiang City

Fujian Province, PRC

Telephone +86 (595) 8576 5053

(Address of Principal Executive Office)

Copy of correspondence to:

Stuart Management Company

830 Post Road East

Suite 205

Westport, CT 06880

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Background

In a Form 6-K filed on May 9, 2014 China Ceramics, Co., Ltd. (the “Company”) reported among other things that it had terminated Grant Thornton Shanghai PRC (“GT”) as the Company’s independent registered public accountants on April 30, 2014, and that on May 1, 2014 the Company engaged Crowe Horwath (HK) CPA Limited (“CHHK”) as the Company’s independent registered public accountant to audit the Company's financial statements for the fiscal year ended December 31, 2013 and to re-audit the prior fiscal years ended December 31, 2012 and December 31, 2011, as well as to perform services related to the auditing of those financial statements.

Withdrawal of Reliance on Audit Opinions by Grant Thornton

GT, the Company’s former independent registered public accountants, has informed the Company that reliance should no longer be placed on its audit opinions for the years ended December 31, 2010 through 2012. Therefore, investors should not rely on those audit opinions. As previously reported, the Company’s new auditor, CHHK, has been engaged to audit the Company's financial statements for the fiscal year ended December 31, 2013 and to re-audit the prior fiscal years ended December 31, 2012 and December 31, 2011.

During the course of its audit of the 2013 financial statements of the Company, GT raised certain questions with the Company’s management. GT raised questions regarding (i) there was a discrepancy related to a bank confirmation from one bank, (ii) a difference between the taxation information posted on a local PRC government website and the Company’s own records, (iii) what GT perceived to be certain hand writing similarities on envelopes relating to a few confirmations received from Company distributors, and (iv) one of the Company’s distributors that had an outstanding balance owed to the Company at year end had ceased operations. The Company provided explanations in response to each of the questions, and the Audit Committee discussed these questions with GT, but the questions were not resolved to GT’s satisfaction at the time the Company terminated GT based on what the Company felt was an absence of effective communication.

The Audit Committee and CHHK have conferred and have agreed to the implementation of additional procedures in CHHK’s audit of the Company's financial statements for the fiscal year ended December 31, 2013 and the re-audit of the prior fiscal years ended December 31, 2012 and December 31, 2011 to address the questions posed by GT. The Audit Committee has authorized GT to respond fully to the inquiries of CHHK relating to GT’s questions. CHHK’s field work relating to that audit and re-audit is in process.

The Company has provided GT with a copy of the foregoing disclosures and has requested that GT review such disclosures and provide a letter addressed to the SEC as specified by Item 16.F of Form 20-F. Attached as Exhibit 99.1 is a copy of GT's letter addressed to the SEC relating to the statements made by the Company in this Report of Foreign Private Issuer on Form 6-K.

Company Submitted Plan of Compliance

In its Form 6-K filed on May 9, 2014, the Company also reported that it had received a letter from Mr. Randy Genau, Director, Listing Qualifications, Nasdaq on May 1, 2014 (the “Letter”), informing the Company that it no longer complies with the Nasdaq requirements for continued listing set forth in Nasdaq Listing Rule 5250(c)(1), which requires the timely filing of periodic reports, and that the Nasdaq Staff has afforded the Company the opportunity to submit a plan prior to June 2, 2014 that addresses the details of the Company’s plan to regain compliance with the Nasdaq Marketplace Rules. The Letter recited that the Nasdaq Marketplace Rules provide that the Staff can grant the Company an extension of up to 180 calendar days from the filing's due date to regain compliance if Nasdaq accepts the Company’s plan of compliance.

The Company submitted its plan of compliance on June 2, 2014. The plan anticipates that the Company will regain compliance with its public reporting obligations by August 15, 2014. After review of the plan, the Nasdaq Staff will determine whether or not to grant additional time to the Company to file its Form 20-F (and any other periodic reports that hereafter may become due) and to regain compliance with the Listing Rules as permitted under The Nasdaq Marketplace Rules. There is no assurance that the terms of such plan will be accepted by the Nasdaq staff. If the Company’s plan of compliance is not accepted, the Company would have the opportunity to appeal that decision to a Hearings Panel. While the Company believes that it can achieve all of the objectives set forth in its plan of compliance within the time prescribed, there can be no assurance (even if the plan is accepted by Nasdaq) that the Company will timely achieve the goals set forth in its plan. If there is an extended trading halt or if the Company’s Common Stock is delisted, there is a possibility that trading could occur on the OTCBB or the pink sheets.

Financial Statements and Exhibits

Exhibit Number	Description

99.1	Letter of Grant Thornton Shanghai PRC to the SEC dated June 4, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CHINA CERAMICS CO., LTD.

By:	/s/ Huang Jia Dong
Huang Jia Dong, Chief Executive Officer

Date: June 4, 2014